Inergy, L.P.

Inergy Holdings, L.P.

Two Brush Creek Boulevard, Suite 200

Kansas City, Missouri 64112

April 30, 2009

VIA EDGAR AND OVERNIGHT MAIL

H. Christopher Owings

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 3561

Washington, D.C. 20549-3561

Re:	Inergy, L.P., and co-registrants
•	Registration Statement on Form S-3

Filed March 17, 2009

File No. 333-158066

•	Form 10-K for Year Ended September 30, 2008

Filed December 1, 2008

•	Form 10-Q for the Period Ended December 31, 2008

Filed February 6, 2009

File No. 0-32453

Inergy Holdings, L.P.
•	Form 10-K for Year Ended September 30, 2008

Filed December 1, 2008

•	Form 10-Q for the Period Ended December 31, 2008

Filed February 6, 2009

File No. 0-51304

Dear Mr. Owings:

Inergy, L.P. and Inergy Holdings, L.P. acknowledge receipt of the letter dated April 16, 2009 containing comments of the staff of the Division of Corporation Finance (the “Staff”) in regard to the above-referenced documents (the “Comment Letter”). The Comment Letter requests that we respond to the Staff’s comments within 10 business days or to tell the Staff by that time when we will provide the Staff with our responses. As our outside legal counsel, Gillian Hobson of Vinson & Elkins L.L.P., discussed with John Fieldsend on April 29, 2009, we respectfully request an extension of time to respond to the Comment Letter so that we can devote appropriate time and resources to consider the Staff’s comments and to complete our responses. We expect to provide our responses to the Comment Letter by no later than May 8, 2009.

Securities and Exchange Commission

April 30, 2009

Should you have any questions or comments regarding this letter, please contact the undersigned at 816.842.8181 or Gillian Hobson of Vinson & Elkins at 713.758.3747.

Sincerely,

INERGY, L.P.

By:	Inergy GP, LLC, its Managing General Partner

By:	/s/ Laura L. Ozenberger
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

INERGY HOLDINGS, L.P.

By:	Inergy Holdings GP, LLC, its General Partner

By:	/s/ Laura L. Ozenberger
Name:	Laura L. Ozenberger
Title:	Senior Vice President, General Counsel and Secretary

cc:	John Fieldsend, Attorney-Advisor
Securities and Exchange Commission
Via Facsimile

Gillian A. Hobson, Esq.
Vinson & Elkins L.L.P.